SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

REPLIGEN CORP

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

759916 10 9

(CUSIP Number)

Barry L. Fischer
Thompson Coburn LLP
55 East Monroe Street
Suite 3700
Chicago, IL 60603
(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 2,815,631
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,815,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,815,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________________________

    (1)   Based upon 30,724,757 shares of the Issuer’s common stock issued and outstanding as of March 6, 2012, as reported on the Issuer’s Form 10-K for the period ended December 31, 2011.

2

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the "Reporting Person") hereby amends his statement on Schedule 13D dated January 30, 2007, as amended by Amendment No. 1 to Schedule 13D dated July 13, 2007; Amendment No. 2 to Schedule 13D dated October 20, 2008; Amendment No. 3 to Schedule 13D dated June 20, 2011; Amendment No. 4 to Schedule 13D dated July 13, 2011; and Amendment No. 5 to Schedule 13D dated August 15, 2011; Amendment No. 6 to Schedule 13D dated January 25, 2012; Amendment No. 7 to Schedule 13D dated March 5, 2012; and Amendment No. 8 to Schedule 13D dated March 20, 2012  (such amendment, “Amendment No. 8” and collectively, the “Schedule 13D”).  This Statement constitutes Amendment No. 9 to the Schedule 13D.  Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4.    Purpose of Transaction is hereby amended by adding thereto the following:

The E-mail attached as Annex A to Amendment No. 8 is hereby amended and restated with the corrected Annex A attached to this Amendment No. 9 to Schedule 13D.

Item 5.    Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a)
The aggregate number of shares of the Stock owned beneficially by the Reporting Person is 2,815,631 (the "Shares") constituting approximately 9.2% of the outstanding shares of the Stock.   The percentages in this Item  5(a) are based upon 30,724,757 shares of the Issuer’s common stock issued and outstanding as of March 6, 2012, as reported on the Issuer’s Form 10-K for the period ended December 31, 2011.

(b)	The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of Shares owned by such Reporting Person.

(c)	During the sixty (60) days prior to the filing of this Amendment to this Schedule 13D, the Reporting Person has made no transactions in the Shares of the Issuer:

(d)	Not applicable.

(e)	Not applicable.

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 21, 2012

/s/ Barry L. Fischer Barry L. Fischer, attorney-in-fact for Ronald L. Chez

4

Annex A

March 20, 2012

VIA E-Mail
Karen Dawes
Repligen Corporation

Ms. Dawes:

I am writing in follow-up to my letter of March 5, 2012. I am disappointed that you have essentially ignored my concerns. You and the Board of Director’s lack of response to that letter further illustrates the apparent disconnect between Repligen’s Board of Directors and its shareholders, the actual owners of Repligen, to whom the Board has a responsibility.

Again, as I have repeatedly stated, I want to make sure that the voice of the shareholders of Repligen is represented at the Board level, and that Repligen’s policies are modified in matters of compensation criteria, particularly the metrics regarding bonus awards, stockholder ownership of Board members and officers, composition of the Board to be more consistent with an operating company as opposed to a drug development company, etc. Your shareholders want to enhance the alignment of the Board’s and management’s interests with those of its shareholders, all in the interest of Repligen’s performance and shareholder value.

Why do you find it appropriate to avoid giving me, on behalf of the shareholder’s, the right to appoint two qualified directors to bring a fresh perspective to the Board? As you know, I have the backing of certain significant shareholders with millions of shares of ownership, in addition to the shares I own.

Despite your repeated statements that you would work cooperatively with me on these issues, I have seen a general lack of enthusiasm for actually working together constructively.

Please be informed that I intend to submit formal proposals for inclusion in Repligen’s 2012 Proxy Statement to improve the accountability of the Board. In addition, I suggest that the Board consider including the following in its Proxy Statement for consideration as well:

Requiring that the approval of a director requires a majority of the votes cast with respect to the election of re-election or directors of Repligen (as opposed to plurality voting), and adopting a policy requiring a director who does not acquire a majority to tender his or her resignation as a director.

Providing for the holders of at least 3% of Repligen’s voting stock, who held such securities for at least 3 years, the right to include as director nominees the greater of one director or 25% of Repligen’s Board of Directors into Repligen’s proxy materials for voting.

Your prompt attention will be appreciated.

Sincerely,

Ronald L. Chez